Exhibit 99.1

Ascentage Pharma to Present Data from Multiple Trials, Including
Three Rapid Oral Presentations, at ASCO 2026

ROCKVILLE, MD and SUZHOU, China, April 21, 2026 – Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, today announced that six abstracts from clinical studies of three key drug candidates have been selected for presentation at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, to be held in person at McCormick Place in Chicago, IL, and online, May 29 – June 2, 2026. With three abstracts selected for rapid oral presentations and three abstracts selected for poster presentations, these data highlight the global innovation and clinical value of Ascentage Pharma’s portfolio, inclusive of Olverembatinib (HQP1351), the first third-generation BCR-ABL inhibitor approved in China; Lisaftoclax (APG-2575), the first approved China-developed Bcl-2 selective inhibitor; and Alrizomadlin (APG-115), an MDM2-p53 inhibitor.

The ASCO Annual Meeting showcases cutting-edge research in clinical oncology and advanced cancer therapies and is the world’s most prominent scientific gathering in the oncology community.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “This marks Ascentage Pharma’s ninth consecutive year presenting at the ASCO Annual Meeting. We are pleased to once again present our global innovation and R&D capabilities on this premier international stage. The selection of data from multiple studies this year, including three rapid oral presentations, further underscores the global scientific community’s recognition of the clinical value of our drug candidates. We look forward to sharing comprehensive data during the meeting and continuing to accelerate our global clinical development programs, with the goal of bringing more treatment options to patients as soon as possible.”

The clinical studies to be presented at this year’s ASCO Annual Meeting are as follows:

Rapid oral presentations

Olverembatinib (HQP1351) combined with blinatumomab in patients with lymphoid blast phase chronic myeloid leukemia (CML-LBP) or Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+ BCP-ALL)

●	Abstract #: 6513

●	Format: Rapid oral presentation

●	Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: May 30, 2026, 1:15 - 2:45 p.m., Central Time (May 31, 2026, 2:15 - 3:45 a.m., Beijing Time)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

Updated efficacy and safety of Olverembatinib (HQP1351) as second-line therapy in patients with chronic-phase chronic myeloid leukemia (CP-CML)

●	Abstract #: 6510

●	Format: Rapid oral presentation

●	Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: May 30, 2026, 1:15 - 2:45 p.m., Central Time (May 31, 2026, 2:15 - 3:45 a.m., Beijing Time)

●	First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Alrizomadlin (APG-115) alone or in combination with lisaftoclax (APG-2575) for the treatment of pediatric patients with relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs)

●	Abstract #: 10012

●	Format: Rapid oral presentation

●	Session Title: Pediatric Oncology II

●	Date and Time: May 30, 2026, 8:00 - 9:30 a.m., Central Time (May 30, 2026, 9:00 -10:30 p.m., Beijing Time)

●	First Author: Yizhuo Zhang, MD, Department of Pediatric Oncology, Sun Yat-sen University Cancer Center, State Key Laboratory of Oncology in South China, Collaborative Innovation Center for Cancer Medicine, Guangzhou, China

Poster Presentations

Updated clinical and translational results of Olverembatinib (HQP1351) in patients with succinate dehydrogenase (SDH)-deficient tumors

●	Abstract #: 11539

●	Format: Poster presentation

●	Session Title: Sarcoma

●	Date and Time: June 1, 2026, 1:30 - 4:30 p.m., Central Time (June 2, 2026, 2:30 - 5:30 a.m., Beijing Time)

●	First Author: Haibo Qiu, MD, PhD, Sun Yat-sen University Cancer Center; State Key Laboratory of Oncology in South China Collaborative Innovation Center for Cancer Medicine, Sun Yat-sen University Cancer Center, Guangzhou, China

A phase 3 study of Olverembatinib (HQP1351) in patients with chronic-phase chronic myeloid leukemia: POLARIS-2 trial in progress

●	Abstract #: TPS6608

●	Format: Poster presentation

●	Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., Central Time (June 1, 2026, 10:00 p.m. -Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

A global multicenter, open-label, randomized, phase 3 registrational study of Lisaftoclax (APG-2575) in previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL): GLORA trial in progress

●	Abstract #: TPS7101

●	Format: Poster presentation

●	Session Title: Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia

●	Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., Central Time (June 1, 2026, 10:00 p.m. -Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

●	First Author: Matthew Steven Davids, MD, Dana-Farber Cancer Institute

* Olverembatinib, Lisaftoclax and Alrizomadlin are currently under investigation and have not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first- and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared global registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited, where the Company’s ordinary shares are listed, it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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